VIA EDGAR                                     July 18, 2007
Division of Corporation Finance Securities and Exchange Commission 100 Fifth Street, N.E. Washington, D. C. 20549 Attention: Andrew P. Schoeffler

Re:	SulphCo, Inc. Registration Statement on Form S-3
Filed May 29, 1007
File No. 333-143327

Dear Mr. Schoeffler:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, SulphCo, Inc., a Nevada corporation (the “Registrant”), hereby applies for withdrawal of its Registration Statement on Form S-3 (File No. 333-143327) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2007. The Registrant desires to withdraw the Registration Statement in order to address the Commission’s concerns regarding the proposed registration of shares of common stock underlying warrants which had not been issued as of the filing date of the Registration Statement. The Registrant intends to file a new registration statement at a later date which will address all of the comments the Registrant received from the Commission on June 13, 2007.

No securities of the Registrant were sold in connection with the offering.

Please contact the undersigned with any questions you may have at (713) 896-9100.

            Very truly yours,

            /s/ Stanley W. Farmer
            Stanley W. Farmer
            Vice President and
            Chief Financial Officer
cc: Robert S. Matlin, Esq.
Robert D. Shin, Esq.

Corporate Headquarters: 4333 W. Sam Houston Pkwy N., Suite 190
Houston, TX USA 77043
Tel: +1 (713) 896-9100 Fax: +1 (713) 896-8803
www.sulphco.com